Skycorp Solar Group Ltd

November 5, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kate Beukenkamp
Mara Ransom
Blaise Rhodes
Suying Li

Re:	Skycorp Solar Group Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted September 30, 2024
CIK No. 0002001288

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated October 15, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No.2 to Draft Registration Statement on Form F-1 submitted on September 30, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, the Registration Statement on Form F-1 (“F-1”) to be filed with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the F-1.

For the Staff’s convenience, each Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the F-1.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 30, 2024

Capitalization, page 46

1.	We note your revision on page 46 in response to prior comment 3. Please tell us your consideration of including bank borrowings - current, note payable, and due to related party balances as part of your capitalization and indebtedness disclosure. Refer to Item 4 of Form F-1 and Item 3.B of Form 20-F. Please also revise to include your indebtedness in your total capitalization calculation.

Response: In response to the Staff’s comment, we respectfully submit that bank borrowings - current, note payable, and due to related party are not commercial credit liabilities arising from daily business transactions without interest. We have included bank borrowings - current, note payable, and due to related party balances as part of our capitalization and indebtedness disclosure on page 46 of the F-1.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income,

2.	Please revise to calculate your basic and diluted net income per common share by dividing net income attributable to owners of the company by weighted average number of common shares outstanding. Refer to ASC 260-10-45-11A. This comment also applies to your basic and diluted net income per common share for fiscal years ended September 30, 2023 and 2022 disclosed on page F-31.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised to calculate our basic and diluted net income per common share by dividing net income attributable to owners of the company by weighted average number of common shares outstanding on page F-3 for the six months ended March 31, 2024, and 2023, and on page F-31 for the years ended September 30, 2023 and 2022.

Unaudited Condensed Consolidated Statements of Equity, page F-4

3.	You present a capital contribution in the amount of negative $1,805,169 to reduce your additional paid-in capital in the six months ended March 31, 2024. You state in Note 22(a) that the decrease in your additional paid-in capital is due to the payment of consideration. Please tell us how you present this payment in your cash flow statement for the six months ended March 31, 2024.

Response: In response to the Staff’s comment, we revised our disclosure on page F-20 as follows:

“In order to link our onshore and offshore companies and control our operating entities, Ningbo WFOE and Guangzhou WFOE should invest in cash to purchase shares of Ningbo Skycorp. In March and April 2024, Ningbo WFOE and Guangzhou WFOE paid a total consideration of $1,805,169 to purchase 100% shares of Ningbo Skycorp. Weiqi Huang will ultimately bear the consideration of $1,805,169, and thus debiting due from related parties as of March 31, 2024. As of the date of this prospectus, amount due from Weiqi Huang was fully repaid.”

Thus, the capital balance was restored, and there was no difference in additional paid-in capital for all the period ends.

Accordingly, we have revised to present the payment of purchasing subsidiary as of March 31, 2024, in the amount of $1,101,634, included in the amount due from related party in Unaudited Condensed Consolidated Statements of Cash Flows on page F-5.

Unaudited Condensed Consolidated Statements of Cash Flows, page F-5

4.	Please reconcile the cash inflow from amount due from related party reported in your cash flow statement for the six months ended March 31, 2024 to the change in due from related party balances in your balance sheets.

Response: In response to the Staff’s comment, we have revised the balance due from related party in Unaudited Condensed Consolidated Balance Sheets on page F-2 as Weiqi Huang agreed to bear the subsidiary purchasing consideration of $ 1,805,169. As a result, for the six months ended March 31, 2024, the cash inflow from the amount due from related party was $1,906,091, and the change in due from related party balances in balance sheets was $1,995,976. The difference of $89,885 was due to the currency translation difference between RMB and USD.

Notes to Consolidated Financial Statements

26. Comparative, page F-56

5.	It appears you have restated your consolidated statements of operations for fiscal years ended September 30, 2023 and 2022 due to correction of an error. Please revise to clearly label the financial statements as restated and expand your footnote disclosure to describe the nature of the error required by ASC 250-10-50-7. Please also obtain an audit report that includes an explanatory paragraph stating that the previously issued financial statements have been restated for the correction of an error. Refer to paragraphs .9-.10 and .16-.17 of PCAOB AS 2820

Response: In response to the Staff’s comment, we respectfully advise the Staff that (i)we have revised to label the financial statements as restated on page F-31 clearly; (ii)we have expanded our footnote disclosure in Note 26 to describe the nature of the error required by ASC 250-10-50-7 on page F-56; and (iii) we have added an explanatory paragraph stating that the previously issued financial statements have been restated for the correction of an error on page F-28.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Weiqi Huang
Weiqi Huang, Chief Executive Officer

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